SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 31, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF):	Corporate Taxpayer’s ID (CNPJ/MF):
76.535.764/0001-43	02.570.688/0001-70
Corporate Registry: 53 3 0000622-9	Corporate Registry: 53 3 0000581- 8

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (referred to herein, jointly, as “Brasil Telecom”), in response to the query made by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), letters CVM/SEP/GEA-2/No061/08, and the São Paulo Stock Exchange - letter GAE 630/08 (Bolsa de Valores de São Paulo – Bovespa) on March 28, 2008, and in compliance with article 157 of Law number 6.404/76 and CVM Instruction 358/02, and amendments thereto, transcribe below the Notice released by their shareholders on March 28, 2008, as follows:

“ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
02.363.918/0001-20	02.465.782/0001-60
Board of Trade 33.3.0027822-2	Board of Trade 33.3.0016765-0
TECHOLD PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
Corporate Taxpayer Registration CNPJ/MF:
02.605.028/0001-88
Board of Trade 33.3.0026046-3

NOTICE TO THE MARKET

ZAIN PARTICIPAÇÕES S.A. (“Zain”), INVITEL S.A. (“Invitel”), TECHOLD PARTICIPAÇÕES S.A. (“Techold”, and when referring to the three entities together, the “Companies”), pursuant to paragraph 4 of article 157 of Law 6.404/76 and CVM Instruction 358/02, and amendments thereto, hereby inform as follows:

1. The Companies are controlling companies of Brasil Telecom Participações S.A. (“BrTP”) and Brasil Telecom S.A. (“BrT”). In recent years, the shareholders of the Companies and, in a few cases the Companies themselves, have been parties to litigation in Brazil and abroad with regard to the direct and indirect control of BrTP and BrT, as well as issues relating to the management of said companies, and of BrTP and BrT;

2. The Companies were informed that their shareholders are making efforts in order to make a transaction to end the existing litigation and that such measures are in light of the negotiations for the potential sale of shareholding control of BrT to Telemar Participações S.A. and/or its subsidiaries, the success of which will necessarily depend on the approval of the shareholders of the companies involved and competent authorities.

3. The Companies will inform the market as soon as any agreement or contract in relation to the matter informed in the present notice is settled.

Rio de Janeiro, March 28, 2008.

ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Mariana Sarmento Meneghetti	Mariana Sarmento Meneghetti
Investor Relations Officer	Investor Relations Officer

TECHOLD PARTICIPAÇÕES S.A.
Mariana Sarmento Meneghetti
Investor Relations Officer”

Brasília, March 30, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.